--------------------------
                                              / OMB APPROVAL              /
                                              / OMB Number: 3235-0145     /
                    UNITED STATES             / Expires: December 31, 2005/
         SECURITIES AND EXCHANGE COMMISSION   / Estimated average burden  /
                 Washington, D.C. 20549       / hours per response . . .11/
                                                --------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                            Flamel Technologies S.A.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    338488109
                         -------------------------------
                                 (CUSIP Number)

                                  June 17, 2003
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /   /  Rule 13d-l(b)

    / X /  Rule 13d-1(c)

    /   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

            O.S.S. Capital Management LP
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                    (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware, USA
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 823,900
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         823,900
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         823,900
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         5.09%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         PN
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).
                  Oscar S. Schafer & Partners I LP
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware, USA
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 50,576
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         50,576
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         50,576
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         .31%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         PN
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

            Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware, USA
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 453,556
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         453,556
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         453,556
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         2.8%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         PN
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

            O.S.S. Overseas Fund Ltd.
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 319,768
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         319,768
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         319,768
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         1.97%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         CO
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

            O.S.S. Advisors LLC
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware, USA
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 504,132
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         504,132
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         504,132
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         3.11%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         00
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

                Schafer Brothers LLC
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware, USA
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 823,900
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         823,900
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         823,900
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         5.09%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         00
--------------------------------------------------------------------------

CUSIP No.        338488109
         ---------------------

--------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY).

                Oscar S. Schafer
--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                   (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES                   0
               __________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY                 823,900
               __________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                0
               __________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                         823,900
--------------------------------------------------------------------------

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                         823,900
--------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                  [ ]
--------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                         5.09%
--------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          (SEE INSTRUCTIONS)
                         IN
--------------------------------------------------------------------------

ITEM 1.

         (a)      NAME OF ISSUER: Flamel Technologies S.A.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  Parc Club du Moulin a Vent
                  33 avenue du Doctuer Georges Levy
                  Venissieux CED IO 69693

Item 2(a).     NAME OF PERSON FILING:

           (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Ordinary Shares (as defined in Item 2(d) below) directly owned by it;

          (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Ordinary Shares as defined in Item 2(d) below) directly owned by it;

         (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of each of the Partnerships, with respect to shares of Ordinary Shares (as defined in Item 2(d) below) directly owned by each of the Partnerships;

          (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Ordinary Shares directly owned by it;

           (v) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas and the Partnership, respectively, and has investment discretion with respect to shares of Ordinary Shares directly owned by OSS Overseas and Partnerships;

          (vi) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Ordinary Shares directly owned by OSS Overseas and the Partnerships; and

          (vi) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of the SB LLC, with respect to shares of Ordinary Shares directly owned by the Partnerships and OSS Overseas.

     The Partnerships, OSS Overseas, the General Partner, the Investment Manager, SB LLC and Mr. Schafer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2.

         (a)   NAME OF PERSON FILING
               (i)      O.S.S. Capital Management LP
               (ii)     Oscar S. Schafer & Partners I LP
               (iii)    Oscar S. Schafer & Partners II LP
               (iv)     O.S.S. Overseas Fund Ltd.
               (v)      O.S.S. Advisors LLC
               (vi)     Schafer Brothers LLC
               (vii)    Oscar S. Schafer

         (b)   ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

               The address of the principal business offices of each of:

               (i)   Investment Manager
                          605 Third Avenue, 19th Floor
                          New York, NY 10158
               (ii)  OSS I
                          605 Third Avenue, 19th Floor
                          New York, NY 10158
               (iii) OSS II
                          605 Third Avenue, 19th Floor
                          New York, NY 10158
               (iv)  OSS Overseas
                          SEI Investments Global (Cayman)Limited
                          Harbor Place, 5th Floor
                          South Church Street, P.O. box 30464 SMB
                          Grand Cayman, Cayman Islands
                          British West Indies
               (v)   General Partner
                          605 Third Avenue, 19th Floor
                          New York, NY 10158
               (vi)  SB LLC
                          605 Third Avenue, 19th Floor
                          New York, NY 10158
               (vii) Mr. Schafer
                          605 Third Avenue, 19th Floor
                          New York, NY 10158


         (c)   CITIZENSHIP
               (i)    Investment Manager - Delaware, USA
               (ii)   OSS I - Delaware, USA
               (iii)  OSS II - Delaware, USA
               (iv)   OSS Overseas - Cayman Islands
               (v)    General Partner - Delaware, USA
               (vi)   SB LLC - Delaware, USA
               (vii)  Mr. Schafer - New York, USA

         (d)   TITLE OF CLASS OF SECURITIES
               Ordinary Shares

         (e)   CUSIP NUMBER
               338488109

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(d) or (c).

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)   Amount beneficially owned:
               The Investment Manager may be deemed to beneficially own 823,900 Shares. OSS I may be deemed to beneficially own 50,576 Shares. OSS II may be deemed to beneficially own 453,556 Shares. OSS Overseas may be deemed to beneficially own 319,768. The General Partner may be deemed to beneficially own 504,132 Shares as a result of its voting and dispositive power over 504,132 Shares owned by the Partnerships. SB LLC may be deemed to beneficially own 823,900 as a result of its voting and dispositive power over 823,900 Shares owned by the Partnerships and OSS Overseas. Mr. Schafer may be deemed to beneficially own 823,900 by virtue of his voting and dispositive power over 823,900 Shares owned by the Partnerships and OSS Overseas


         (b)   PERCENTAGE BENEFICIALLY OWNED

               Based on calculations made in accordance with Rule 13d-
               3(d), and there being 16,198,000 Shares outstanding:
                     (i) Investment Manager may be deemed to beneficially own approximately 5.09% of the outstanding Shares;
                     (ii) OSS I may be deemed to beneficially own approximately .31% of the outstanding Shares;
                     (iii) OSS II may be deemed to beneficially own approximately 2.8% of the outstanding Shares;
                     (iv) OSS Overseas may be deemed to beneficially own approximately 1.97% of the outstanding Shares;
                     (v) General Partner may be deemed to beneficially own approximately 3.11% of the outstanding Shares;
                     (vi) SB LLC may be deemed to beneficially own approximately 5.09% of the outstanding Shares;
                     (vii) Mr. Schafer may be deemed to beneficially own approximately 5.09% of the outstanding Shares.


         (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
              (i)   Sole power to vote or to direct the vote      NA    .
                                                              ----------
              (ii)  Shared power to vote or to direct the vote  823,900  .
                                                               ----------
              (iii) Sole power to dispose or to direct the disposition of   NA .
                                                                          -----
              (iv)  Shared power to dispose or to direct the disposition of
                     823,900 .
                    ---------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     The (i) limited partners and the general partner of the Partnership and
(ii) the shareholders and advisor of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         See Item 2.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable.

ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                    June 27, 2003
                                          ------------------------------
                                                        Date

                                                  Oscar S. Schafer
                                          ------------------------------
                                                      Signature

                                          Oscar S. Schafer, Managing Partner
                                          ----------------------------------
                                                      Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 338488109                      13G

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


              The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  June 27, 2003


                                  Oscar S. Schafer

                                  -------------------------------------
                                  individually and as (a) senior managing
                                  member of O.S.S. Advisors LLC,
                                  for itself and as the general partner of
                                  (i) Oscar S. Schafer & Partners I LP;
                                      and
                                  (ii)Oscar S. Schafer & Partners II LP;
                                      and(b) Schafer Brothers LLC,
                                      for itself and as the general
                                      partner of O.S.S. Capital
                                      Management LP and investment manager
                                      of O.S.S. Overseas Fund Ltd.